Annual General Meeting of China New Borun Corporation

Date: January 16, 2015

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
Proposal 1: As an ordinary resolution, THAT Hengxiu Song be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.	☐	☐	☐
Proposal 2: As an ordinary resolution, THAT Jinmiao Wang be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.	☐	☐	☐
Proposal 3: As an ordinary resolution, THAT Binbin Jiang be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.	☐	☐	☐
Proposal 4: As an ordinary resolution, THAT Wen Jiang be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.	☐	☐	☐
Proposal 5: As an ordinary resolution, THAT Xisheng Lu be re-elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.	☐	☐	☐
Proposal 6: As an ordinary resolution, THAT the appointment of the independent auditor BDO China Shu Lun Pan Certified Public Accountants LLP for the fiscal year ending December 31, 2014 be ratified, confirmed, approved and adopted.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

_______________________ Please Sign Here   _______________ Please Date Above

_______________________ Please Sign Here   _______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. →

Annual General Meeting of China New Borun Corporation to be held January 16, 2015 For Holders as of December 18, 2014

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time January 9, 2015.

PROXY TABULATOR FOR
CHINA NEW BORUN CORPORATION
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

CHINA NEW BORUN CORPORATION

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 PM (New York Time) on January 9, 2015)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of China New Borun Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business December 18, 2014 (US Record Date) at the Annual General Meeting of Shareholders of China New Borun Corporation to be held on January 16, 2015, local time, at China New Borun Corporation, Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People's Republic of China.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
CHINA NEW BORUN CORPORATION
P.O. Box 8016
CARY, NC 27512-9906